FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 26, 2012

Commission File Number: 001-09266

National Westminster Bank PLC

135 Bishopsgate
London EC2M 3UR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NATIONAL WESTMINSTER BANK Plc

DIVIDEND ON SERIES C NON-CUMULATIVE PREFERENCE SHARES OF US$25.00 FOR THE THREE MONTHS TO 16 JANUARY 2013

The Directors have declared the specified dividend on the undernoted Series of non-cumulative dollar preference shares of US$25.00 each for the three months to 16 January 2013. The dividend will be paid on 16 January 2013 at the undernoted rate to holders on the register at the close of business on 7 December 2012.

Series	Dividend payable per share
Series C	US$0.48519

22 November 2012

End

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  26 November 2012

NATIONAL WESTMINSTER BANK PLC (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary